UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00461U 105

(CUSIP Number)

ALBERT CHA

VIVO CAPITAL, LLC

575 HIGH STREET, SUITE 201

PALO ALTO, CA 94301

TELEPHONE: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Louis Lehot

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, CA 94303-2215

November 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Vivo Ventures VII, LLC I.R.S. Identification Number of above person: 27-4484686
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,283,569 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,283,569 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,283,569 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 15.3% (3)
14.	Type of Reporting Person (see instructions): OO

(1)	This Schedule 13D/A is filed by Vivo Ventures Fund VII, L.P. (“Vivo VII”), Vivo Ventures VII Affiliates Fund, L.P. (“Vivo Affiliates VII”), and Vivo Ventures VII, LLC (“Vivo VII GP”). Vivo VII, Vivo Affiliates VII and Vivo VII GP are herein collectively referred to as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	The shares are owned by Vivo VII and Vivo Affiliates VII. Vivo VII GP serves as the general partner for each of Vivo VII and Vivo Affiliates VII. Vivo VII GP, Vivo VII and Vivo Affiliates VII share voting and dispositive power over the shares held by Vivo VII and Vivo Affiliates VII, and may be deemed to own beneficially the shares held by Vivo VII and Vivo Affiliates VII. These shares consist of 3,283,569 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheet is calculated based on 21,432,907 shares of the Issuer’s Common Stock outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2016 and filed on November 3, 2016.

1.	Name of Reporting Persons Vivo Ventures Fund VII, L.P. I.R.S. Identification Number of above person: 27-4485069
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,213,532 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,213,532 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,213,532 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 15.0% (3)
14.	Type of Reporting Person (see instructions): PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	The shares are owned by Vivo VII. Vivo VII GP serves as the general partner for Vivo VII. Vivo VII GP and Vivo VII share voting and dispositive power over the shares held by Vivo VII, and may be deemed to own beneficially the shares held by Vivo VII. These shares consist of 3,213,532 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheet is calculated based on 21,432,907 shares of the Issuer’s Common Stock outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2016 and filed on November 3, 2016.

1.	Name of Reporting Persons Vivo Ventures VII Affiliates Fund, L.P. I.R.S. Identification Number of above person: 38-3860034
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,037 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,037 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,037 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.3% (3)
14.	Type of Reporting Person (see instructions): PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	The shares are owned by Vivo Affiliates VII. Vivo VII GP serves as the general partner for Vivo Affiliates VII. Vivo VII GP and Vivo Affiliates VII share voting and dispositive power over the shares held by Vivo Affiliates VII, and may be deemed to own beneficially the shares held by Vivo Affiliates VII. These shares consist of 70,037 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheet is calculated based on 21,432,907 shares of the Issuer’s Common Stock outstanding as of September 30, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2016 and filed on November 3, 2016.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on October 13, 2015 (the “Prior 13D”) by the Reporting Persons, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 4. Purpose of Transaction

The Reporting Persons sold the numbers of shares of Common Stock set forth below on the respective dates set forth below.

Vivo VII
Date	Number of Shares
November 16, 2016	448,063
November 18, 2016	440,402
Total	888,465

Vivo VII Affiliates
Date	Number of Shares
November 16, 2016	9,765
November 18, 2016	9,598
Total	19,363

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover page to this Schedule 13D/A.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2016

Vivo Ventures Fund VII, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member

Vivo Ventures VII Affiliates Fund, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D/A

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the Common Stock of Aclaris Therapeutics, Inc. is filed on behalf of each of the undersigned.

Date: November 21, 2016

Vivo Ventures Fund VII, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member

Vivo Ventures VII Affiliates Fund, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
Albert Cha, M.D., Ph.D.
Managing Member